UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

U.S. Plastic Lumber Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

902948108

(CUSIP Number)

Bruce C. Rosetto
2300 W. Glades Road, Suite 440W
Boca Raton, FL 33431
(561) 394-3511

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

•     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 902948108	13D	Page 2 of 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bedford Five, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

	(7)	SOLE VOTING POWER
NUMBER OF		4,081,489 shares
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		4,081,478 shares

	(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,081,478 shares

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

(14)	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP NO. 902948108	13D	Page 3 of 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gary Ziegler

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

	(7)	SOLE VOTING POWER
NUMBER OF		507,123 shares
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		4,099,478 shares
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		507,123 shares

	(10)	SHARED DISPOSITIVE POWER
4,099,478 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,606,601 shares

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP NO. 902948108	13D	Page 4 of 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Luann Ziegler

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		4,081,478 shares
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
4,081,478 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,081,478 shares

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

1. Security and Issuer.

     This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of U.S. Plastic Lumber Corp., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2300 W. Glades Road, Suite 440W, Boca Raton, FL 33431.

2. Identity and Background.

     (a)  This statement is being filed by Bedford Five, L.P. (“Bedford”), Gary Ziegler and Luann Ziegler (individually, a “Reporting Person” and, collectively, the “Reporting Persons”).

     The filing of this statement shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any of the Reporting Persons is the beneficial owner of any securities covered by this statement or that this statement is legally required to be filed by such Reporting Persons.

     (b)  and (c) Bedford is a New Jersey limited partnership, with its principal place of business and principal office at 24 Bedford Terrace, Turnersville, NJ 08012. Bedford is a family partnership holding certain family owned assets.

     Gary Ziegler is President of Consultants and Planners, Inc., which provides operating services to water utility companies in New Jersey and whose principal business address is 14 Mill Road, Mullica Hill, NJ 08062. Mr. Ziegler is a general partner of Bedford. Mr. Ziegler serves as a director of the Issuer. Mr. Ziegler’s business address is the same as the address of the Issuer’s principal executive offices stated above.

     Luann Zeigler is a general partner of Bedford. Ms. Ziegler is Mr. Ziegler’s spouse. Ms. Ziegler is not a director or officer of the Issuer. Ms. Ziegler’s business address is the same as the address of Bedford’s principal place of business stated above.

     (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Gary Ziegler and Luann Ziegler are citizens of the United States of America. Bedford is a limited partnership organized under the laws of the State of New Jersey.

3. Source and Amount of Funds or Other Consideration.

     As of January 30, 2003, Stout Partnership, a New Jersey general partnership (“Stout”), entered into the Amended and Restated Partnership Agreement (the “Amended and Restated Agreement”). Under the Amended and Restated Agreement, Mr. Ziegler ceased to be a general partner of Stout. In connection with entering into the Amended and Restated Agreement, Stout transferred 4,072,340 shares of the Common Stock owned by Stout beneficially and of record to Mr. Ziegler, which constituted Mr. Ziegler’s partnership interest in Stout. As of January 30, 2003, Mr. Ziegler transferred the shares received from Stout to Bedford. This transaction was characterized as a gift to this family partnership as no consideration was received. Prior to January 30, 2003, Bedford beneficially owned 9,138 shares of the Common Stock.

     On January 28, 2003, Mr. Ziegler was granted 600 shares of the Common Stock as part of the compensation package for non-employee directors of the Issuer which provides for the award of 100 shares of the Common Stock for each board meeting attended by a non-employee director.

     On December 22, 2002, options to purchase 7,500 shares of the Common Stock previously granted to Mr. Ziegler expired unexercised.

4. Purpose of Transaction.

     Stout transferred 4,072,340 shares of the Common Stock to Mr. Ziegler in order to enable Mr. Ziegler to take out his partnership interest in Stout upon ceasing to be a general partner of Stout. Mr. Ziegler transferred the shares received from Stout to Bedford as a gift. The Issuer granted 600 shares of the Common Stock to Mr. Ziegler in order to compensate him for the attendance of the board meetings of the Issuer.

     As a director of the Issuer, Mr. Ziegler will regularly explore potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, capitalization, NASDAQ listing, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as discussed above with respect to Mr. Ziegler, in his capacity as a director of the Issuer, none of the Reporting Persons, has any present plans or proposals which relate to or would result in any of the following:

     (a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)  Any material change in the present capitalization or dividend policy of the Issuer;

     (f)  Any other material change in the Issuer’s business or corporate structure;

     (g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated above.

5. Interest in Securities of the Issuer.

     (a)  As of the date hereof, Bedford was the beneficial owner of 4,081,478 shares of the Common Stock, which represent 6.3% of the Issuer’s outstanding Common Stock. As of January 31, 2003, 64,714,930 shares of the Common Stock were issued and outstanding.

     As of the date hereof, Gary Ziegler was the beneficial owner of 4,606,601 shares of the Common Stock, including (i) 444,266 shares of the Common Stock held by Mr. Ziegler directly, (ii) options to purchase 20,000 shares of the Common Stock, which are exercisable within 60 days of the date hereof, (iii) 42,857 shares of the Common Stock held by Consultants and Planners, Inc., (iv) 18,000 shares of the Common Stock held by Adams Oil Inc. and (v) 4,081,478 shares of the Common Stock held by Bedford. Mr. Ziegler is deemed to be the beneficial owner of the shares of the Common Stock beneficially owned by Consultants and Planners, Inc., Adams Oil Inc. and Bedford by virtue of his positions as the President and director of Consultants and Planners, Inc., the shareholder of Adams Oil Inc. and a general partner of Bedford, respectively. 4,606,601 shares of the Common Stock beneficially owned by Mr. Ziegler represent 7.1% of the Issuer’s outstanding Common Stock. As of January 31, 2003, 64,714,930 shares of the Common Stock were issued and outstanding.

     As of the date hereof, Luann Ziegler was the beneficial owner of 4,081,478 shares of the Common Stock held by Bedford, which represent 6.3% of the Issuer’s outstanding Common Stock. Ms. Ziegler is deemed the beneficial owner of the shares of the Common Stock beneficially owned by Bedford by virtue of her position as a general partner of Bedford. As of January 31, 2003, 64,714,930 shares of the Common Stock were issued and outstanding.

     (b)  Bedford has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 4,081,478 shares of the Common Stock.

     Gary Ziegler has (i) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 507,123 shares of the Common Stock and (ii) shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 4,099,478 shares of the Common Stock. Mr. Ziegler shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 4,081,478 shares of the Common Stock held by Bedford with Ms. Ziegler who is a Reporting Person under this Schedule 13D. Mr. Ziegler shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 18,000 shares of the Common Stock held by Adams Oil Inc. with Mark S. Alsentzer and August C. Schultes, III. See Appendix A, attached hereto, for Item 2 information regarding Messrs. Alsentzer and Schultes.

     Luann Ziegler has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 4,081,478 shares of the Common Stock held by Bedford, which she shares with Mr. Ziegler, a Reporting Person under this Schedule 13D.

     (c)  Except for the shares of the Common Stock acquired in the transactions described in Item 3 above and transactions effected by Stout, which will be disclosed in a separate Schedule 13D, none of the Reporting Persons has effected any transaction in shares of the Common Stock during the 60 days preceding the date of this statement.

     (d)  Not applicable.

     (e)  Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as indicated elsewhere in this statement, none of the Reporting Persons is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7. Material to be Filed as Exhibits.

     Appendix A – Item 2 Information for Messrs. Alsentzer and Schultes.

     Exhibit 1 — Joint Filing Agreement

Signatures

     After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2003	BEDFORD FIVE, L.P.

By: /s/ Gary Ziegler

Name: Gary Ziegler Title: General Partner

By: /s/ Luann Ziegler

Name: Luann Ziegler Title: General Partner

Date: February 3, 2003	/s/ Gary Ziegler

Gary Ziegler, individually

Date: February 3, 2003	/s/ Luann Ziegler

Luann Ziegler, individually

Appendix A

     Mark S. Alsentzer is Chairman of the Board, President and Chief Executive Officer of the Issuer, whose principal business address is 2300 W. Glades Road, Suite 440W, Boca Raton, FL 33431. The Issuer’s principal business is manufacturing structural and non-structural plastic lumber and accessory products made from a form of plastic. Mr. Alsentzer’s business address is the same as the Issuer’s principal business address stated above.

     August C. Schultes, III is Chairman of the Board and Chief Executive Officer of A.C. Schultes, Inc., a contracting and service organization specializing in water well drilling, water and waste water treatment and pump and motor repair services, whose principal business address is 664 South Evergreen, Woodbury Heights, NJ 08097. He is also the Chairman of the Board and Chief Executive Officer of Life Care Institute, a medical diagnostic center with facilities to perform stress tests, CAT scans, MRI scans and physical therapy, whose principal business address is 664 South Evergreen, Woodbury Heights, NJ 08097. Mr. Schultes serves as a director of the Issuer. Mr. Schultes’ business address is the same as the Issuer’s principal business address stated above.

     During the last five years, neither Mr. Alsentzer nor Mr. Schultes has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     During the last five years, neither Mr. Alsentzer nor Mr. Schultes has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Alsentzer and Ziegler are citizens of the United States of America.

Exhibit 1
Joint Filing Agreement

     Schedule 13D dated February      , 2003 (the “Statement”) is filed on behalf of each of the following reporting persons: Bedford Five, L.P., Gary Ziegler and Luann Ziegler (individually, a “Reporting Person” and, collectively, the “Reporting Persons”). Each Reporting Person hereby agrees and consents to the joint filing of the Statement on behalf of each Reporting Person pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each Reporting Person represents that he or it, as the case may be, is eligible to file the Statement. Each Reporting Person understands that he or it, as the case may be, is responsible for the timely filing of the Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained in the Statement; each Reporting Person understands that he or it, as the case may be, is not responsible for the completeness or accuracy of the information concerning the other Reporting Person making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement and the filing of the Statement shall not be construed as an admission that any of the Reporting Persons is a member of a “group” consisting of one or more of such Reporting Persons for the purposes of Section 13(d) or 13(g) of the Exchange Act. This Statement and this Joint Filing Agreement may be executed in more than one counterpart.

Date: February 3, 2003	BEDFORD FIVE, L.P.

By: /s/ Gary Ziegler

Name: Gary Ziegler Title: General Partner

By: /s/ Luann Ziegler

Name: Luann Ziegler Title: General Partner

Date: February 3, 2003	/s/ Gary Ziegler

Gary Ziegler, individually

Date: February 3, 2003	/s/ Luann Ziegler

Luann Ziegler, individually